

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 8, 2007

Via U.S. Mail
Alexander A. Lutsky
Chief Accountant (CFO)
14, 1st Tverskaya-Yamskaya Street
125047 Moscow
Russian Federation

      RE: **OPEN JOINT STOCK COMPANY LONG-DISTANCE AND**
               INTERNATIONAL TELECOMMUNICATIONS "ROSTELECOM"
               Form 20-F for Fiscal Year Ended December 31, 2005
               Filed June 30, 2006
               File number 1-14748

Dear Mr. Lutsky:

      We have reviewed your supplemental response letter dated February 5, 2007 as well as your filing and have the following comment.

International Tariffs, page 47

1. Please refer to prior comment 2. We note from your response that you have business contacts with Cuba, Iran, North Korea, Sudan, and Syria. Please expand your materiality analysis to address the potential impact upon your reputation and share value of these business contacts in light of the investor sentiment underlying the legislative and other actions cited as examples in our prior comment.

      Please respond to the comment within 10 business days or tell us when you will provide us with a response. You may contact Pradip Bhaumik, Attorney Advisor, at (202) 551-3333 if you have questions regarding the comment. Please contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or me, at (202) 551-3810 with any other questions.

                             Sincerely,

                             Larry Spirgel
                             Assistant Director